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File No. 82-5089

09045816

RECEIVED

2009 APR -8 P 3:42

ZURICH®

News Release

SUPPL

Zurich announces retirement of Chief Growth Officer Patrick O'Sullivan

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, April 3, 2009 – Zurich Financial Services Group (Zurich) today announced that after more than 11 years of dedicated service to Zurich, its employees, its shareholders and its customers, Patrick O'Sullivan will be retiring effective April 30, 2009.

James J. Schiro, Zurich's Chief Executive Officer (CEO), said: "Patrick has been an invaluable contributor to Zurich's successful transformation. His deep knowledge of the capital markets combined with his natural leadership skills helped restore financial discipline to Zurich's operations as well as set us on the path for sustainable profitable growth."

Patrick O'Sullivan first joined the Group as CEO, General Insurance and Banking, of Zurich's UKISA Business Division in 1998 in conjunction with the merger of the financial services arm of B.A.T Industries and Zurich Insurance Company. In December 2002, Mr. O'Sullivan assumed the position of Group Finance Director and became a member of the Group Executive Committee. Since March 2007, he has served in his current position as Vice Chairman of the Group Management Board and Chief Growth Officer and, in addition, was responsible for the Group's International and Centrally Managed Businesses.

With Mr. O'Sullivan's retirement, Paul Hopkins, CEO of the Americas and Chairman of Farmers Group, Inc. will assume Group Management Board oversight of the Group's global growth activities. Centrally Managed Businesses will now report into Global Life and its CEO, Mario Greco.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in

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1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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